UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912—Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETROBRAS ANNOUNCES EARLY TENDER RESULTS AND

EARLY SETTLEMENT FOR CASH TENDER OFFERS

RIO DE JANEIRO, BRAZIL – DECEMBER 20, 2018 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announced today the early results of its previously announced debt tender offers. As of 5:00 p.m., New York City time, on December 19, 2018 (the “Early Tender Deadline”) holders of: (i) US$1,065,376,000 principal amount of the outstanding notes of the series set forth in the table below under the heading “Tender Group 1” (the “Tender Group 1 Notes”) and (ii) US$107,621,000 and £31,012,000 principal amount of the outstanding notes of the series set forth in the table below under the heading “Tender Group 2” (the “Tender Group 2 Notes” and, together with the Tender Group 1 Notes, the “Notes” and each a “series” of Notes), issued by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”), tendered their Notes, pursuant to PGF’s previously announced cash tender offers (the “Tender Offers”).

The total consideration payable for each series of Notes was determined by PGF, in part, pursuant to a modified “Dutch auction” as described in the offer to purchase dated December 6, 2018 (the “Offer to Purchase”). The clearing premium determined by PGF for the Tender Group 1 Notes is US$30.00 (the “Tender Group 1 Clearing Premium”), and the clearing premium determined by PGF for the Tender Group 2 Notes is US$37.50 (the “Tender Group 2 Clearing Premium”).

The following tables summarize the early tender results as of the Early Tender Deadline, the principal amount of Notes that PGF has accepted for purchase and the approximate proration factor for each series of Notes:

Tender Group 1

Title of Security	CUSIP/ISIN	Principal Amount Outstanding(1)	Total Consideration(2)	Principal Amount Tendered	Principal Amount Accepted for Purchase	Approximate Proration Factor(3)
5.375% Global Notes due January 2021	71645WAR2 / US71645WAR25	US$1,211,450,000	US$1,027.50	US$117,016,000	US$107,574,000	84.23%
8.375% Global Notes due May 2021	71647NAP4 / US71647NAP42	US$1,239,981,000	US$1,097.50	US$362,830,000	US$338,014,000	84.23%
6.125% Global Notes due January 2022	71647NAR0 / US71647NAR08	US$1,522,388,000	US$1,037.50	US$248,170,000	US$225,507,000	84.23%
4.375% Global Notes due May 2023	71647NAF6 / US71647NAF69	US$3,412,000,000	US$965.00	US$337,360,000	US$294,853,000	84.23%
__________________________________________
(1)	As of the date hereof, including Tender Group 1 Notes held by Petrobras or its affiliates.
(2)	Per US$1,000. The Total Consideration, which is payable with respect to Tender Group 1 Notes validly tendered on or prior to the Early Tender Deadline and accepted for purchase, includes an early tender premium equal to US$30.00 per US$1,000 principal amount for each series of Tender Group 1 Notes accepted for purchase.
(3)	Tender Group 1 Notes validly tendered at or prior to the applicable Early Tender Deadline (i) with a bid price that results in a bid premium that is less than the Tender Group 1 Clearing Premium will be accepted for purchase, (ii) with a bid price that results in a bid premium equal to the Tender Group 1 Clearing Premium will be subject to proration (at the Approximate Proration Factor specified for each series), and (iii) with a bid premium in excess of the Tender Group 1 Clearing Premium will be rejected.

Tender Group 2

Title of Security	CUSIP/ISIN	Principal Amount Outstanding(1)	Total Consideration(2)	Principal Amount Tendered	Principal Amount Accepted for Purchase
5.375% Global Notes due October 2029	N/A / XS0835891838	£450,000,000	£950.00	£31,012,000	£31,012,000
6.875% Global Notes due January 2040	71645WAQ4 / US71645WAQ42	US$1,160,615,000	US$967.50	US$36,135,000	US$36,135,000
6.750% Global Notes due January 2041	71645WAS0 / US71645WAS08	US$1,222,574,000	US$960.00	US$23,079,000	US$23,079,000
5.625% Global Notes due May 2043	71647NAA7 / US71647NAA72	US$814,406,000	US$857.50	US$48,407,000	US$48,407,000
__________________________________________
(1)	As of the date hereof, including Tender Group 2 Notes held by Petrobras or its affiliates.
(2)	Per US$1,000 or £1,000, as applicable. The Total Consideration, which is payable with respect to Tender Group 2 Notes validly tendered on or prior to the Early Tender Deadline and accepted for purchase, includes an early tender premium equal to US$30.00 per US$1,000 principal amount for each series of U.S. dollar denominated Notes accepted for purchase, and £30.00 per £1,000 principal amount for each series of Pounds Sterling denominated Notes accepted for purchase.

Because the purchase of Tender Group 1 Notes validly tendered in the Tender Offers would cause PGF to purchase an aggregate principal amount of Tender Group 1 Notes that would result in an aggregate amount to be received by holders of Tender Group 1 Notes in excess of US$1.0 billion, PGF has accepted for purchase only US$107,574,000 principal amount of 5.375% Global Notes due 2021, US$338,014,000 principal amount of 8.375% Global Notes due 2021, US$225,507,000 principal amount of 6.125% Global Notes due 2022 and US$294,853,000 principal amount of 4.375% Global Notes due 2023. Tender Group 1 Notes validly tendered at or prior to the applicable Early Tender Deadline (i) with a bid price that results in a bid premium that is less than the Tender Group 1 Clearing Premium will be accepted for purchase, (ii) with a bid price that results in a bid premium equal to the Tender Group 1 Clearing Premium will be subject to proration (at the Approximate Proration Factor specified for each series), and (iii) with a bid premium in excess of the Tender Group 1 Clearing Premium will be rejected.

Because the Tender Offers for Tender Group 1 Notes were oversubscribed at the Early Tender Deadline, holders of Tender Group 1 Notes who tender after the Early Tender Deadline will not have any of their Tender Group 1 Notes accepted for purchase. Any tendered Tender Group 1 Notes that are not accepted for purchase will be returned or credited without expense to the holder’s account.

The total cash payment to purchase on the Early Settlement Date (as defined below) the accepted Tender Group 1 Notes will be approximately US$999.9 million excluding accrued and unpaid interest. Tender Group 1 Notes that have been validly tendered on or prior to the Early Tender Deadline cannot be withdrawn, except as may be required by applicable law.

PGF has accepted for purchase all Tender Group 2 Notes validly tendered in the Tender Offers on or prior to the Early Tender Deadline. Holders of Tender Group 2 Notes that validly tendered on or prior to the Early Tender Date and whose Tender Group 2 Notes have been accepted for purchase are entitled to receive the total consideration set forth in the table above under the heading “Tender Group 2,” which includes an early tender premium, and to receive accrued and unpaid interest. Holders of Tender Group 2 Notes that are validly tendered after the Early Tender Date but on or before the Expiration Time and whose Tender Group 2 Notes are accepted for purchase will receive only the applicable tender offer consideration, which is equal to the total consideration set forth in the table above under the heading “Tender Group 2,” minus the applicable early tender premium, and to receive accrued and unpaid interest.

Tender Group 2 Notes tendered on or prior to the Early Tender Deadline, which have been accepted for purchase on the Early Settlement Date, will have priority over Tender Group 2 Notes tendered after the Early Tender Deadline. If the Tender Offers for Tender Group 2 Notes are oversubscribed at the Expiration Date, then only a portion of Tender Group 2 Notes tendered after the Early Tender Deadline may be accepted for purchase pursuant to the proration procedures described in the Offer to Purchase.

The total cash payment to purchase on the Early Settlement Date the accepted Tender Group 2 Notes will be approximately US$135.9 million based on the U.S. dollar exchange rate described herein, excluding accrued and unpaid interest. Tender Group 2 Notes that have been validly tendered on or prior to the Early Tender Deadline cannot be withdrawn, except as may be required by applicable law.

The early settlement date on which PGF will make payment for Notes accepted in the Tender Offers is expected to be December 21, 2018 (the “Early Settlement Date”). The Tender Offers will expire at 11:59 p.m., New York City time, on January 4, 2019 (the “Expiration Time”).

The exchange rate used to translate Pounds Sterling to U.S. dollars was US$1.2659 per Pound Sterling, the applicable exchange rate as of 2:00 p.m., New York City time on December 19, 2018, as reported on Bloomberg screen page “FXIP” under the heading “FX Rate vs. USD.”

The Tender Offers are being made pursuant to the Offer to Purchase, and the related letter of transmittal dated December 6, 2018 (as amended or supplemented from time to time, the “Letter of Transmittal”), which set forth in more detail the terms and conditions of the Tender Offers.

PGF has engaged BB Securities Limited, Credit Agricole Securities (USA) Inc., Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Mizuho Securities USA LLC to act as dealer managers (the “Dealer Managers”) in connection with the Tender Offers. Global Bondholder Services Corporation is acting as the depositary and information agent for the Tender Offers.

* * * * *

This press release is not an offer to purchase, nor a solicitation of an offer to sell, nor the solicitation of tenders with respect to, the securities described herein. The Tender Offers are not being made to holders of Notes in any jurisdiction in which PGF is aware that the making of the Tender Offers would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Tender Offers to be made by a licensed broker or dealer, the respective Tender Offers will be deemed to be made on PGF’s behalf by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Any questions or requests for assistance regarding the Tender Offers may be directed to BB Securities Limited at +44 (20) 7367-5803, Credit Agricole Securities (USA) Inc. at +1 (866) 807-6030, Itau BBA USA Securities, Inc. at +1 (212) 710-6749, J.P. Morgan Securities LLC at +1 (866) 834-4666, Merrill Lynch, Pierce, Fenner & Smith Incorporated at +1 (888) 292-0070 and Mizuho Securities USA LLC at +1 (866) 271-7403. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and related documents may be directed to Global Bondholder Services Corporation at +1 (866)-470-3900 (toll-free) or +1 (212)-430-3774.

Neither the Offer to Purchase nor any documents related to the Tender Offers have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any documents related to the Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase dated December 6, 2018, relating to the previously announced tender offers by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – Petrobras.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Loans and Financing Administration General Manager